EXHIBIT 3

TEXT OF AMENDMENT TO BYLAWS

Article II, Section 5 of the Bylaws, is amended to read as follows:

Section 5. The Officer or Agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten (10) days before each meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list shall be kept on file at the Corporate Headquarters of the Corporation and shall be subject to inspection by any stockholder for any purpose germane to the meeting during usual business hours, for a period of ten (10) days prior to such meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at any meeting of stockholders.
{Clients/1091/00417475.DOCX/ }